                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 2002

                            HOMESTAKE MINING COMPANY
                                  SAVINGS PLAN
                              (Full title of Plan)

                            BARRICK GOLD CORPORATION
                (Issuer of Securities Held Pursuant to the Plan)

                        BCE Place, TD Canada Trust tower
                           Suite 3700, 161 Bay Street
                             Toronto, Canada M5J 2S1
                    (Address of principal executive offices)

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAKE MINING COMPANY
SAVINGS PLAN




By: /s/ JEFF SWINOGA
    --------------------------------------------
    Name:  Jeff Swinoga
    Title: Director, Treasury Finance



July 15, 2003

Item 1.  Financial Statements and Exhibits

         a. Financial Statements for the two years ended December 31, 2002 and 2001 and Supplemental Schedule as of and for the year ended December 31, 2002 and Report of Independent Accountants

         b.       Exhibit No. 23

                  Consent of PricewaterhouseCoopers LLP

Homestake Mining Company Saving Plan
Financial Statements As of December 31, 2002 and 2001
and for the year ended December 31, 2002

HOMESTAKE MINING COMPANY
SAVINGS PLAN

Financial Statements
DECEMBER 31, 2002 AND 2001
(expressed in U.S. dollars)

HOMESTAKE MINING COMPANY SAVINGS PLAN
TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                    Pages
                                                                                    -----
Report of Independent Auditors                                                        1

Financial Statements
   Statement of Net Assets Available for Benefits                                     2
   Statement of Changes in Net Assets Available for Benefits                          3

Notes to Financial Statements                                                        4-10

Supplemental Schedule
   Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes            12

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                                                     PRICEWATERHOUSECOOPERS LLP
                                                     1177 Avenue of the Americas
                                                     New York, New York 10036
                                                     Telephone +1 212 596 8000
                                                     Facsimile +1 212 596 8910



                         REPORT OF INDEPENDENT AUDITORS


TO THE PARTICIPANTS AND ADMINISTRATOR OF
HOMESTAKE MINING COMPANY SAVINGS PLAN

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of HOMESTAKE MINING COMPANY SAVINGS PLAN (the plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in note 3 to the financial statements, the Benefits Committee of the Homestake Mining Company, the plan's sponsor, voted on September 26, 2002 to terminate the plan.


/s/ PricewaterhouseCoopers LLP


July 11, 2003
New York, NY


                                                                             (1)

HOMESTAKE MINING COMPANY SAVINGS PLAN
Statements of Net Assets Available for Benefits
AT DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


                                                              2002         2001
                                                            ------        ------
                                                               $             $
ASSETS

INVESTMENTS (note 6)
Mutual funds                                                10,423        28,205
Common/collective trusts                                     9,466        15,157
Barrick Gold Corporation Stock Fund                          3,450         9,096
Personal Choice Retirement Accounts                            433         1,148
Participant loans receivable                                   206         1,049
                                                            ------        ------
                                                            23,978        54,655
LIABILITIES

TERMINATION BENEFITS PAYABLE (note 3)                       14,579            --
                                                            ------        ------
NET ASSETS AVAILABLE FOR BENEFITS                            9,399        54,655
                                                            ======        ======







The accompanying notes are an integral part of these financial statements.


                                                                             (2)

HOMESTAKE MINING COMPANY SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

(expressed in U.S. dollars)

                                                                           $
                                                                        -------
INVESTMENT INCOME (LOSS)
Interest and dividends                                                      572
Participant loan interest                                                    53
Net depreciation in fair value of investments                            (3,678)
                                                                        -------
                                                                         (3,053)
                                                                        -------
CONTRIBUTIONS
Employer - in stock and in cash                                             646
Participants - in cash                                                      946
                                                                        -------
                                                                          1,592
                                                                        -------
BENEFITS PAID TO PARTICIPANTS                                           (34,796)
                                                                        -------
PLAN TRANSFERS                                                           (8,999)
                                                                        -------
NET DECREASE                                                            (45,256)
NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR                    54,655
                                                                        -------
NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR                           9,399
                                                                        =======





The accompanying notes are an integral part of these financial statements.


                                                                             (3)

HOMESTAKE MINING COMPANY SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in of U.S. dollars)


1    DESCRIPTION OF PLAN

     The following description of the Homestake Mining Company Savings Plan (the plan) provides only general information. Participants should refer to the full plan document for a more complete description of the plan's provisions.

     On December 14, 2001, Barrick Gold Corporation (Barrick) completed its acquisition of Homestake Mining Company (Homestake). Barrick and Homestake are collectively referred to as "the employer". Under the terms of the merger agreement, each share of Homestake common stock was converted into
     0.53 Barrick common shares and Homestake became a wholly owned subsidiary of Barrick.

     Barrick assumed sponsorship of the Plan as the successor to Homestake.

     GENERAL

     The plan is a contributory defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code (the Code) Sections 401(a) and 401(k)), covering the following Homestake employees who have completed three months of service: all full-time salaried employees in the United States and certain other locations, all hourly employees in the United States who are not covered by collective bargaining agreements, as well as all temporary employees in the United States who have completed one year of service, and employees of the Pinson Mine operated by Homestake. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     The plan is administered by Barrick. Charles Schwab Retirement Plan Services, Inc. is the plan's recordkeeper and investment adviser and Charles Schwab Trust Company is the trustee.

     The Barrick Gold Corporation Stock Fund consists of shares invested in Barrick Gold Corporation and cash and is commonly known as a unitized stock fund. On December 14, 2001, the Barrick Gold Corporation Stock Fund was frozen and no new monies from any sources may be added.

     ELIGIBILITY

     All employees are eligible to join the plan, except employees covered by a collective bargaining agreement, leased employees and non-U.S. citizens/non-residents.

     CONTRIBUTIONS

     Participation is voluntary. Participants may make after-tax contributions of between 1% and 15% (between 1% and 14% pre-tax) of compensation subject to the Code limitations. Participants' contributions not exceeding 6% of wages or salary are matched 100% by Barrick. Participants may make a rollover contribution to the plan of amounts previously contributed to another qualified plan. Rollover contributions are not matched.

     Each participant may cause some or all of his or her current or cumulative contributions, including any amounts contributed by Homestake or Barrick to match contributions, to be invested in one or more of the investments made available through the plan.


                                                                             (4)

HOMESTAKE MINING COMPANY SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in of U.S. dollars)

     Effective January 1998, Homestake's matching contributions formerly made in cash could be made in Homestake common stock or cash at the discretion of Homestake's board of directors. All matching contributions, through November 2001, were made in Homestake common stock. Effective December 2001, all employer matching contributions were made in cash.

     PARTICIPANT ACCOUNTS

     A separate account is maintained for each participant. Each participant's account is directly credited with the participant contributions, rollover deposits and the employer matching contributions. Net earnings from each investment fund, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

     VESTING

     Participant contributions, rollover deposits and any income (loss) thereon are fully vested at all times. The employer's matching contributions and any income (loss) thereon are vested 60% after three years of service, 80% after four years of service and 100% after five years of service, on attainment of age 65 or on the occurrence of death or disability.

     Effective December 14, 2001, the account of any participant who was an employee on or after the acquisition of Homestake by Barrick and who was terminated involuntarily from employment as a result of the acquisition or retires on or after his or her normal retirement date was fully vested.

     Effective August 1, 2000, any Ruby Hill Mine participant whose employment was terminated after May 1, 2000 and whose vesting percentage was less than 100% was accelerated to 100% upon termination.

     Effective October 1, 2001 and in connection with the planned closure of the Homestake Mine, the plan was amended to vest Homestake Mine participants who were not yet fully vested.

     FORFEITURES

     Forfeitures of the employer matching contributions can be utilized to pay plan fees and expenses, to offset the employer's matching contributions or can be allocated to participants based on the ratio of the employers contributions received by a participant during the year to the total employer contributions made during the year. In addition, forfeitures can also be used to restore participant accounts in the event that a participant has not incurred a break in service, which is defined by the plan as an absence in employment of up to six years. For 2002, there were no forfeitures to allocate.

                                                                             (5)

HOMESTAKE MINING COMPANY SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in of U.S. dollars)


     PAYMENT OF BENEFITS

     The plan permits withdrawal of after-tax contributions. The plan permits withdrawal of pre-tax contributions upon:

     o    termination of employment;

     o    attainment of age 59 1/2;

     o    death (with vested account balance paid to designated beneficiary);
          and

     o    hardship.

     The plan permits withdrawal of vested Homestake matching contributions made prior to January 1, 1994; however, the right of any participant who makes such a withdrawal to continue receiving matching contributions is suspended for 12 months.

     A distribution of benefits can be made at the election of the participant in the form of a single lump sum cash payment, partial payment made in a lump sum with the remainder paid later or in periodic instalments.

     PARTICIPANT LOANS

     Participants may borrow from their vested accounts between $1,000 and $50,000 but not more than 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at the prime rate plus 1% at the time of loan origination. Loans are collateralized by the borrower's vested accounts in the plan and repayments are made through payroll deductions on at least a monthly basis.

     ADMINISTRATIVE EXPENSES

     Certain costs associated with administering the plan are paid directly by Barrick.


2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


                                                                             (6)

HOMESTAKE MINING COMPANY SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in of U.S. dollars)


     INVESTMENT VALUATION AND INCOME RECOGNITION

     Shares, units in investment funds or unitized stock funds and investments in the Schwab Personal Choice Retirement Account (PCRA) are valued at quoted market prices, representing the net asset value of the shares or units held by the plan at year-end.

     Participant loans receivable are valued at estimated fair value consisting of outstanding principal and any related accrued interest.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     WITHDRAWALS

     Withdrawals of securities from the Barrick Gold Corporation Stock Fund may be made in cash, common stock or both, and are reported at fair value. Withdrawals from all other funds, including the PCRA, are made in cash. Effective February 2002, withdrawals from any fund can be made in cash, in kind or both, and are reported at fair value.

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

     The plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of investments, consisting of realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

     RISKS AND UNCERTAINTIES

     Plan assets are invested in common/collective trusts, mutual funds, and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is possible that changes in the value of one or more of such investments in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     A significant portion of the plan's assets is invested in the Barrick Gold Corporation Stock Fund and is, therefore, subject to fluctuations in the fair value of such stock, which is, in turn, impacted by the market price of gold.


3    PLAN TERMINATION

     As of the last payroll date coincident with or prior to December 31, 2002, the plan was terminated in accordance with a vote held by the Benefits Committee of the Homestake Mining Company, the plan's sponsor, on September 26, 2002 to terminate the plan. All participants were fully vested. Active employees' account balances were transferred to the Barrick Goldstrike Mines, Inc. Savings Plan. Inactive participants were advised of the need to take distributions from the plan during 2003.

                                                                             (7)

HOMESTAKE MINING COMPANY SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in of U.S. dollars)


4    PLAN'S TAX STATUS

     The plan obtained its latest determination letter in April 2001, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Code. This determination is subject to the adoption of proposed amendments by the plan. However, the plan administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the plan's financial statements.


5    RELATED PARTY TRANSACTIONS

     Certain plan investments are units in investment funds managed by the trustee. Therefore, these transactions are transactions with parties-in-interest. These transactions are exempt from prohibited transaction rules as defined by the ERISA. Total purchases and sales under these transactions were $12,358,899 and $33,205,088, respectively.


6    INVESTMENTS

     Investments at December 31, 2002 and 2001 are comprised of the following:

                                                                                    2002
                                                                    -------------------------------------
                                                                                    VALUE            FAIR
                                                                     NUMBER        PER UNIT         VALUE
                                                                    OF UNITS           $              $
                                                                    --------       --------        -------
                                                                               (in thousands)
     Mutual funds at fair value
          Schwab MarketTrack Balanced Fund                           84,743          11.91          1,009
          Schwab MarketTrack Conservative Fund                       57,881          11.38            659
          Schwab MarketTrack Growth Fund                             64,063          11.96            766
          Schwab S&P 500 Select Fund *                              282,293          13.56          3,828
          Invesco Total Return Fund *                                89,474          20.90          1,870
          Safeco Growth Fund                                         15,189          17.19            261
          Scudder Growth & Income Fund                               39,445          15.98            630
          Templeton Institutional Foreign Equity Fund                36,151          12.13            439
          PIMCO Total Return Institutional Fund                      90,056          10.67            961
                                                                                                  -------
                                                                                                   10,423
     Common/collective trusts at fair value
          Schwab Stable Value Select *                              662,976          14.28          9,466
     Barrick Gold Corporation Stock Fund *                          383,618           8.99          3,450
     Schwab Personal Choice Retirement Accounts                                                       433
     Participant loans, at estimated fair value, bearing
          interest at rates ranging from 5.8% to 10.5%                                                206
                                                                                                  -------
                                                                                                   23,978
                                                                                                  =======

-----------------
*    Represents 5% or more of the assets available for benefits


                                                                             (8)

HOMESTAKE MINING COMPANY SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in of U.S. dollars)

                                                                                      2001
                                                                     -------------------------------------
                                                                                       VALUE          FAIR
                                                                      NUMBER         PER UNIT        VALUE
                                                                     OF UNITS            $             $
                                                                     --------        --------       -------
                                                                                 (in thousands)
     Mutual funds at fair value
          Schwab MarketTrack Balanced Fund                            169,656          13.53         2,296
          Schwab MarketTrack Conservative Fund                         88,217          12.21         1,077
          Schwab MarketTrack Growth Fund                              138,473          14.03         1,943
          Schwab S&P 500 Select Fund *                                617,749          17.71        10,940
          Invesco Total Return Fund *                                 170,782          25.01         4,271
          Safeco Growth Fund                                           69,128          27.25         1,884
          Scudder Growth & Income Fund                                 82,505          21.06         1,738
          Templeton Institutional Foreign Equity Fund                  78,249          14.47         1,132
          PIMCO Total Return Institutional Fund *                     279,541          10.46         2,924
                                                                                                   -------
                                                                                                    28,205
     Common/collective trusts at fair value
          Schwab Stable Value Select *                              1,114,687          13.60        15,157

     Barrick Gold Corporation Stock Fund                              992,727           9.16         9,096
     Schwab Personal Choice Retirement Accounts                                                      1,148
     Participant loans, at estimated fair value, bearing
          interest at rates ranging from 6.5% to 10.5%                                               1,049
                                                                                                   -------
                                                                                                    54,655
                                                                                                   =======

-----------------
*    Represents 5% or more of the assets available for benefits


All earnings on the investment funds are credited to each fund daily. These earnings include interest, dividends, and net appreciation (depreciation) in fair value of investments.

The Schwab MarketTrack group of funds are hybrid funds that invest in stocks, bonds and cash. The Schwab MarketTrack Conservative Fund seeks income and more growth potential than an all bond fund. The Schwab MarketTrack Balanced Fund seeks to provide maximum total returns including both capital growth and income. The Schwab MarketTrack Growth Fund seeks high capital growth with less volatility than an all stock portfolio.

The Schwab S&P 500 Select Fund invests in substantially the same stocks in the same percentage weightings as the Standard & Poor's 500 Composite Stock Price Index, seeking to approximate as closely as practicable the rate of return of that index.

The Invesco Total Return Fund seeks reasonably consistent total returns over a variety of market cycles by investing in a combination of equity securities and fixed income securities.

                                                                             (9)

HOMESTAKE MINING COMPANY SAVINGS PLAN
Notes to Financial Statements
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in of U.S. dollars)


     The Safeco Growth Fund seeks long-term capital growth. The fund normally invests in stocks of smaller size companies but may also invest in stocks of companies of all sizes.

     The Scudder Growth & Income Fund seeks long-term capital growth and current income. The fund invests primarily in dividend-paying common stocks, preferred stocks and convertible securities with growth potential.

     The Templeton Institutional Foreign Equity Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

     The PIMCO Total Return Institutional Fund is a broad market bond fund that invests in a diversified portfolio of fixed income securities with varying maturities.

     The Schwab Stable Value Select fund invests primarily in guaranteed investment contracts, synthetic guaranteed investment contracts and U.S. Treasury and agency securities.

     The PCRA is a Schwab individual brokerage account available under the plan. This account allows participants to select a broad range of stocks, bonds or mutual funds. However, certain investments and securities are not permitted in the PCRA. Effective January 1, 2001, plan participants could allocate up to 50% of their total account balance to the PCRA.


                                                                            (10)

                              Supplemental Schedule




                                                                            (11)

HOMESTAKE MINING COMPANY SAVINGS PLAN
Schedule H, Line 4(i)
Schedule of Assets Held for Investment Purposes
AT DECEMBER 31, 2002
--------------------------------------------------------------------------------

(expressed in U.S. dollars)

                                                   DESCRIPTION                                           CURRENT VALUE
                                                   -----------                                           -------------
                                                                                                                $
                                                                                                         (in thousands)
Charles Schwab Investment Management*              Common Collective Trust,
                                                        Schwab Stable Value Select,
                                                        662,976 units                                         9,466
Charles Schwab Investment Management*              Schwab MarketTrack Balanced Fund,
                                                        84,743 units                                          1,009
Charles Schwab Investment Management*              Schwab MarketTrack Conservative Fund,
                                                        57,881 units                                            659
Charles Schwab Investment Management*              Schwab MarketTrack Growth Fund,
                                                        64,063 units                                            766
Charles Schwab Investment Management*              Schwab S&P 500 Select Fund,
                                                        282,293 units                                         3,828
Charles Schwab Retirement Plan Services, Inc.*     Barrick Gold Corporation Stock Fund,
                                                        383,618 units                                         3,450
Invesco                                            Invesco Total Return Fund, 89,474 units                    1,870
Safeco Asset Management                            Safeco Growth Fund, 15,189 units                             261
Scudder Kemper Investments                         Scudder Growth & Income Fund,
                                                        39,445 units                                            630
Templeton Investment Counsel, Inc.                 Templeton Institutional Foreign Equity Fund,
                                                        36,151 units                                            439
Pacific Investment Management Company              PIMCO Total Return Institutional Fund,
                                                        90,056 units                                            961
Participant loans*                                 Loans collateralized by account balances,
                                                        bearing interest ranging from 5.8% to 10.5%             206
Charles Schwab Retirement Plan Services, Inc.*     Schwab Personal Choice Retirement Accounts                   433
                                                                                                             -------
                                                                                                              23,978
                                                                                                             =======

-----------------
*    Represents party-in-interest to plan


                                                                            (12)